Exhibit 99.2

EXECUTION VERSION

Confidential

SUBSCRIPTION AGREEMENT

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of 25 January 2024 (the “Signing Date”) by and between Selina Hospitality PLC (the “Issuer”), a company organized and existing under the laws of England and Wales having company number 13931732, and Osprey International Limited, registered in Cyprus with number HE385659 or an affiliate thereof (the “Investor”), a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246, in connection with the Investor’s subscription for 60,000,000 ordinary shares of the Issuer (“Ordinary Shares”), having a nominal value of $0.005064 each (rounded to six decimal places) (the “Subscribed Shares” or the “Securities”), including an initial subscription (the “Initial Subscription”) of 20,000,000 Ordinary Shares (the “Initial Subscribed Shares”), in a private placement for a per share purchase price of $0.20 per share (the “Per Share Price”) and an aggregate purchase price of $12,000,000, with $4,000,000 payable for the Initial Subscribed Shares (the “Initial Subscription Amount”) and the $8,000,000 balance payable monthly, commencing in the month immediately following the month in which the Issuer obtains the Shareholder Approvals (as defined below), with such payments as outlined in Annex A hereto (the “Subscription Amount”). The monthly Securities will be issued by the Issuer to the Investor in the amount of Subscribed Shares per month outlined in Annex A hereto (the “Monthly Subscribed Shares” or the “Monthly Securities”), subject to the receipt of the corresponding monthly purchase price (the “Monthly Subscription Amount”) on or about the 20th of each month, such payment date to be three business days after the monthly payment date of the amount per month into FutureLearn, a British digital education platform that provides online courses, microcredentials and other degrees, and the formation of a joint venture with an affiliate of the Investor, or its subsidiary governing the operation of the FutureLearn business (“FutureLearn”), as outlined in Annex A hereto (each occurrence, a “Monthly Subscription Date”). The Subscription Amount reduced by the aggregate payments to FutureLearn is referred to as the “Issuer Net Amount.” The Issuer desires to allot to the Investor the Subscribed Shares in consideration for the Issuer’s receipt of the Subscription Amount.

The Issuer and the Investor are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Securities Act”).

At the initial Closing (as defined below), the parties hereto shall execute and deliver the Registration Rights Agreement in the form attached hereto as Exhibit A (the “Registration Rights Agreement”). This Subscription Agreement, collectively with the Registration Rights Agreement and the Investor’s Rights Agreement in the form attached hereto as Exhibit B and each of the other agreements entered into by the parties hereto and thereto in connection with the transactions contemplated hereby and thereby are collectively referred to herein as the “Transaction Documents”.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:

1.	Subscription and Additional Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to allot and/or issue and sell to the Investor for each Monthly Subscription Amount, in each case subject to the terms and conditions set forth herein, the Monthly Securities at the Per Share Price and for the Initial Subscription Amount, the Initial Subscribed Shares at the Per Share Price.

2.	Closing. Within three (3) business days after the Signing Date with respect to the Initial Subscription and three (3) business days after each Monthly Subscription Date (it being acknowledged that the first Monthly Subscription Date shall not occur until such time as the Shareholder Approvals have been obtained), as applicable, subject to the satisfaction or waiver of the Issuer Closing Conditions and the Investor Closing Conditions, (i) the Issuer shall, upon payment of the Initial Subscription Amount or Monthly Subscription Amount, as applicable, issue and allot to Investor (or cause to be issued and allotted to Investor) the Initial Subscribed Shares or Monthly Securities, as applicable, at the Per Share Price and cause such Initial Subscribed Shares or Monthly Subscribed Shares to be registered with the Issuer’s transfer agent in the name of the Investor (the “Closing,” and each date of such registration being a “Closing Date”); and (ii) the Investor shall deliver to the Issuer the Initial Subscription Amount for the Initial Subscribed Shares and the Monthly Subscription Amount for the Monthly Securities, as applicable, which amount shall be paid by wire transfer of U.S. dollars, in immediately available funds, to the account specified by the Issuer. The Investor acknowledges that the Subscribed Shares initially shall be held by the Issuer’s transfer agent in book entry form. In addition, for purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business. If and to the extent the Investor withholds payment of a Monthly Subscription Amount in accordance with Section 7(i), the Issuer shall not be obliged to allot and issue the relevant Monthly Subscribed Shares to the Investor.

3.	Closing Conditions.

a.	The obligation of the Investor to consummate the purchase of, and subscription for, the Securities pursuant to this Subscription Agreement shall be subject to the following conditions, each of which may be waived in writing by the Investor in its discretion (the “Investor Closing Conditions”):

(i)	that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby;

(ii)	that all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects as of the date made and as of each Closing Date as though made at that time (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date) and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to each Closing Date;

(iii)	the Investor shall have received the opinion of Greenberg Traurig, LLP, outside counsel to the Issuer, dated as of each Closing Date, in a form reasonably acceptable to the Investor;

(iv)	the Issuer shall have executed and delivered to the Investor: (A) at the initial Closing, each of the Transaction Documents to which it is party and each other document to which it is a party in connection with the arrangements contemplated hereby and thereby and (B) the Securities being purchased by the Investor at each Closing Date pursuant to this Subscription Agreement;

(v)	the Issuer shall have delivered to the Investor a certificate evidencing the formation and good standing of the Issuer in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction within three (3) business days prior to each Closing Date;

(vi)	the Issuer shall have delivered to the Investor a certified copy of the certificate of incorporation and articles of association of the Issuer within ten (10) business days prior to the initial Closing Date;

(vii)	the Issuer shall have delivered to the Investor a certificate, executed by the Secretary of the Issuer and dated as of the initial Closing Date, as to (a) the resolutions of its board of directors regarding the agreements and transactions contemplated hereby in a form reasonably acceptable to the Investor, (b) the governing documents of the Issuer, each as in effect at the initial Closing Date;

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(viii)	the Issuer shall have notified the Nasdaq Global Market (the “Principal Market”) of the transactions contemplated hereby, including the applicable listing of additional shares notification to the Principal Market, and as of each Closing Date, the Principal Market shall not have made any objection (not subsequently withdrawn) to the Issuer that the consummation of the transactions contemplated hereby would violate the Principal Market’s listing rules applicable to the Issuer; the Securities shall have been approved for listing on the Principal Market;

(ix)	to the extent required to give effect to the Issuer’s obligations pursuant to this Subscription Agreement and the other Transaction Documents, on or prior to each Closing Date, the Issuer shall deliver all irrevocable instructions to, and have received acknowledgement from, each relevant transfer agent, depositary or clearing system in order for the Issuer to perform its obligations pursuant to this Subscription Agreement and the other Transaction Documents;

(x)	the Issuer shall have obtained, as of each Closing Date, all governmental or regulatory consents and approvals, if any, necessary for the sale and issuance of the Securities;

(xi)	the quotation or listing of the Ordinary Shares on the Principal Market shall not have been suspended, as of each Closing Date, by the SEC or the Principal Market, nor shall suspension have been threatened as of each Closing Date, either by the SEC or the Principal Market or by virtue of the Issuer falling below the continued listing requirements of the Principal Market;

(xii)	the Investor shall have obtained the Issuer’s wire instructions on Issuer letterhead duly executed by an authorised officer of the Issuer;

(xiii)	the Issuer and holders who together hold not less than 80% of the outstanding principal amount of the Issuer’s $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 (the “2026 Notes”) shall have completed the “Note Restructuring”, being the exchange of the 2026 Notes as detailed in the Issuer’s Current Report on Form 6-K published on December 4, 2023 (the “6-K Report”) (the “Note Exchange”) and the Issuer shall have provided evidence of the completion of the Note Exchange to the Investor (in form and substance satisfactory to the Investor);

(xiv)	the Issuer shall have issued to the Investor or its affiliate 20,000,000 Ordinary Shares issuable pursuant to that certain Notice of Conversion with respect to the Secured Convertible Promissory Note dated 31 July 2023 issued by Selina Management Company UK Ltd;

(xv)	the Issuer and the Investor shall, among others, have entered into certain amendments as referred to in the section of the 6-K Report headed “New Osprey Investment Arrangements”, being amendments to that certain (i) Secured Convertible Promissory Note dated 26 June 2023, in the principal amount of $11,111,111 issued by Selina Management Company UK Ltd and (ii) Secured Convertible Promissory Note dated 31 July 2023, in the principal amount of $4,444,444 issued by Selina Management Company UK Ltd;

(xvi)	the Issuer shall have issued to the Investor or its affiliate 23,500,000 Ordinary Shares issuable pursuant to that certain Exchange Agreement with respect to the $4.7 million principal amount of the Kibbutz Note (as such term is defined in the section of the 6-K Report headed “New Osprey Investment Arrangements”);

(xvii)	the Issuer and the Investor shall, among others, have entered into the new secured convertible promissory note on or about the date of this Agreement, in the principal amount of $10,000,000 issued by the Issuer (the “New Note”);

(xviii)	for each of the two subsequent Closings after the initial Closing, the Issuer shall have consummated the investments into FutureLearn as outlined in Annex A attached hereto;

(xix)	such number of the Issuer’s shareholders (including, to the extent they are or will become shareholders of the Issuer as a result of the Note Exchange, those holders of the 2026 Notes who have participated in the Note Exchange) shall have entered into transaction support agreements to undertake to vote in favor or otherwise support the Shareholder Approvals in a number sufficient to pass such resolutions;

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(xx)	all documents, instruments, filings and recordations required by or reasonably necessary in connection with the security documents relating to the New Note (the “Security Documents”), shall have been made, executed and delivered, as applicable, in accordance with the terms thereof and to the parties thereto, save for any security interests to be granted under the Security Documents and/or any filings or instruments to be entered into after the Closing Date, in each case in accordance with the New Note and the Security Documents; and

(xxi)	with respect to the Monthly Securities only, the shareholders of the Issuer having passed in a general meeting such resolutions necessary to (i) grant authority to the Issuer’s directors to allot the Monthly Securities and (ii) dis-apply any statutory pre-emption rights in full in respect of the issue of the Monthly Securities (the “Shareholder Approvals”).

b.	The obligation of the Issuer to consummate the purchase of, and subscription for, the Securities on each Closing Date pursuant to Section 2 shall be subject to the following conditions, each of which may be waived in writing by the Issuer in its discretion (the “Issuer Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and (ii) that all representations and warranties of the Investor contained in this Subscription Agreement shall be true and correct in all material respects at and as of each Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date).

4.	Further Assurances. At each Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by the Transaction Documents.

5.	Issuer’s Representations and Warranties. The Issuer represents and warrants to the Investor as of the Signing Date and on each Closing Date that:

a.	The Issuer is validly existing under the laws of England and Wales. The Issuer has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted to enter into, deliver and, subject to the passing of the Shareholder Approvals solely with respect to the authority to issue the Monthly Securities, perform its obligations under the Transaction Documents. The Issuer is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to do so would not reasonably be expected ,individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole or the ability of the Issuer to meet any of its obligations under any of the Transaction Documents (a “Material Adverse Effect”).

b.	The Securities, subject to the passing of the Shareholder Approvals solely with respect to the authority to issue the Monthly Securities, have been duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, will constitute the valid and binding obligation of the Issuer, free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof.

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c.	The Issuer has the requisite power and authority to enter into and, subject to the passing of the Shareholder Approvals solely with respect to the authority to issue the Monthly Securities, perform is obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by the Issuer and the consummation by the Issuer of the transactions contemplated hereby and thereby (as applicable), including without limitation, the Securities have been or will, subject to of the passing of the Shareholder Approvals solely with respect to the authority to issue the Monthly Securities, be duly authorized by the Issuer (as applicable) and no further filings, consents or authorizations are required by the Issuer, its board of directors or its shareholders (including, without limitation, any other form of shareholder approval pursuant to the Companies Act 2006 (UK) (“Companies Act”) or Rule 5635 of the Principal Market). The Transaction Documents have been duly authorized, executed and delivered by the Issuer and each constitutes a legal, valid and binding obligation of the Issuer and, assuming that the Transaction Documents each constitutes the valid and binding agreement of the Investor and the other parties thereto, the Transaction Documents are enforceable against the Issuer in accordance with their terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	The sale and issuance of the Securities and the compliance by the Issuer with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject (except in respect of any change of control of the Issuer which may occur pursuant to or under any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument listed in Annex B attached hereto as a result of the consummation of the transactions contemplated herein or hereby); (ii) result in any violation of the provisions of the constitutional documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign (including foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and including all applicable foreign, federal and state laws, rules and regulations), having jurisdiction over the Issuer or any of its properties.

e.	Subject to the passing of the Shareholder Approvals solely with respect to the authority to issue the Monthly Securities, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of the Transaction Documents (including, without limitation, the issuance of the Securities), other than notifications or applications to list additional shares required by the Nasdaq Global Market and the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All consents, authorizations, orders, filings and registrations which the Issuer is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to each Closing Date (or in the case of the filings detailed above, will be made timely after each Closing Date), and the Issuer is unaware of any facts or circumstances which might prevent the Issuer from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. As disclosed in its current report on Form 6-K dated 12 September 2023, the Issuer is currently in violation of the listing requirements of the Principal Market and undertakes to be in compliance with such listing requirements before expiration of the grace period under Nasdaq rules; and to the knowledge of the Issuer, there are no other facts or circumstances which would reasonably lead to delisting or suspension of the Ordinary Shares. The issuance by the Issuer of the Securities shall not have the effect of delisting or suspending the Ordinary Shares from the Principal Market. The Securities have been approved for listing on the Principal Market.

f.	Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Securities by the Issuer to the Investor hereunder. The Securities (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. No directed selling efforts (as defined in Rule 902 of Regulation S) have been made by any of the Issuer, any of its affiliates or any person acting on its behalf with respect to any Securities that are not registered under the Securities Act; all such persons have complied with the offering restrictions requirement of Regulation S; none of such persons has taken any actions that would result in the sale of the Securities to the Investor hereunder requiring registration under the Securities Act; and the Issuer is a “foreign issuer” (as defined in Regulation S).

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g.	The Issuer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Securities, and the Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Securities

h.	None of the Issuer nor any of its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of stockholders of the Issuer, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Issuer are listed or designated for quotation.

i.	All factual disclosure provided to the Investor regarding the Issuer and its subsidiaries, their businesses and the transactions contemplated hereby and thereby, furnished by or on behalf of the Issuer or any of its subsidiaries was, when provided, true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

j.	The Issuer acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Issuer or any of its subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Issuer further represents to the Investor that its decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Issuer and its representatives.

k.	The Issuer has timely filed all reports, schedules, forms, statements and other documents required to be filed by it to the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and all the foregoing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, as of their respective filing dates, and at the time they were filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Issuer included in the SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with international financial reporting standards (“IFRS”) (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of an unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of each of the Issuer and its subsidiaries, on a consolidated basis, at the respective dates thereof and the results of operations and cash flows for the periods indicated. The Issuer is not currently planning to amend or restate any of its financial statements (including, without limitation, any notes or any letter of the independent accountants of the Issuer with respect thereto) included in the SEC Documents, nor is the Issuer currently aware of facts or circumstances which would require the Issuer to amend or restate its financial statements, in each case, in order for any of its financial statements to be in material compliance with IFRS and the rules and regulations of the SEC. The Issuer has not been informed by its independent accountants that they recommend that the Issuer amend or restate any of its financial statements or that there is a need for the Issuer to do so.

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l.	Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents), since 31 October 2020 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations of the Issuer or any of its subsidiaries, taken as a whole, and there is no change known to the Issuer or any facts or circumstances that would reasonably be expected to give rise to or cause such a change, other than as disclosed to the Investor. Neither the Issuer nor any of its subsidiaries has sought protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, and, none of its creditors has initiated or, to the knowledge of the Issuer, has threatened to initiate, involuntary bankruptcy proceedings against the Issuer or any of its subsidiaries. The Issuer and its subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to the Transaction Documents and the transactions contemplated hereby and thereby to occur at or subsequent to each Closing, will not be insolvent.

m.	No event, liability, development or circumstance has existed or exists, or is contemplated to occur, as the date hereof or as of each Closing Date (as applicable), with respect to the Issuer, its subsidiaries or their respective business, properties, prospects, operations or financial condition that required disclosure by the Issuer on a Current Report or Form 6-K, or would require disclosure on Form 6-K within the four business days following the date hereof or each Closing Date (as applicable) upon such occurrence, and that has not been filed with the SEC.

n.	Neither the Issuer nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Issuer or any of its subsidiaries, except in all cases for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since October 27, 2022, (i) the Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) other than the Nasdaq notice received by the Issuer and disclosed in its current report on Form 6-K on 12 September 2023, the Issuer has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market.

o.	None of the officers, directors or employees of the Issuer or any of its subsidiaries is presently party to any transaction with the Issuer or any of its subsidiaries that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act and that has not been disclosed in the SEC Documents.

p.	As of the date hereof, the issued share capital of the Issuer consisted of 109,260,826 Ordinary Shares. All of such outstanding shares are duly authorized and have been validly issued and fully paid. All of such outstanding shares are duly authorized and have been, or upon issuance, will be, validly issued and fully paid. Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents and save in respect of up to, in total, 15,000 shares of Class B common stock in Selina RY in connection with an employee stock option plan):

a.	there are no outstanding options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Issuer or any member of the Issuer, the Borrower, the Guarantors and any Significant Subsidiary (as defined below, and, collectively, the “Restricted Group”) (other than intra-company), or contracts, commitments, understandings or arrangements by which the Issuer and any member of the Restricted Group (other than intra-company) is or may become bound to issue additional capital stock of the Issuer or any of such member of the Restricted Group or options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Issuer or any member of the Restricted Group;

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“Borrower” means Selina Management Company UK Ltd;

“Significant Subsidiary” means (i) any subsidiary of the Parent whose consolidated revenue is at least 10% of the consolidated revenue of the Parent and its subsidiaries taken as a whole and (ii) Selina RY or any of its subsidiaries from time to time); and

“Selina RY” means Selina RY Holding Inc. (a Delaware corporation).

b.	there are no agreements or arrangements (other than as set forth in the Transaction Documents) under which the Issuer or any member of the Restricted Group is obligated to register the sale of any of their securities under the Securities Act;

c.	there are no outstanding securities or instruments of the Issuer or any member of the Restricted Group which contain redemption or similar provisions;

d.	there are no contracts, commitments, understandings or arrangements by which the Issuer or any member of the Restricted Group is or may become bound to redeem a security of the Issuer or any member of the Restricted Group; and

e.	there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

q.	Other than as disclosed to the Investor in Exhibit C hereto or as disclosed publicly (including in the SEC Documents), as of September 30, 2023, the Issuer or any member of the Restricted Group did not have (save for any intra-company or intra-group amounts) any Indebtedness (as defined below) with a value in excess of $5,000,000 or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The Issuer and the members of the Restricted Group are not (i) in violation of any term of, or in default under, any contract, agreement or instrument relating to any Indebtedness of the Issuer or any member of the Restricted Group, except (i) as publicly disclosed in the Issuer’s Current Report on Form 6-K on November 1, 2023, and (ii) where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (ii) a party to any contract, agreement or instrument relating to any indebtedness of the Issuer or any member of the Restricted Group, the performance of which, in the judgment of the Issuer’s officers, has or is expected to have a Material Adverse Effect.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a lease (of any nature, including, without limitation, leases of properties and capital lease or rental agreements between the Issuer or any of its subsidiaries and any landlord or local partner and related agreements relating to the leasing, conversion, fit-out, maintenance, repair and/or operation of any properties in any Permitted Business, howsoever such obligation is described or accounted) and relate financing arrangements, that would at that time be accounted for on a balance sheet prepared in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty;

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock); and

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“Disqualified Stock” means any Capital Stock (as defined below)that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable; pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, or is so redeemable at the option of the holder thereof prior to such date, will be deemed to be Disqualified Stock. For purposes hereof, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Note, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value to be determined as set forth herein;

“Hedging Obligations” means with respect to any specified Person, the obligations of such Person under any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates;

“Indebtedness” means with respect to any specified Person (as defined below), any indebtedness of such Person (excluding accrued expenses and trade payables in the ordinary course of business): (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof), (iii) in respect of banker’s acceptances (except to the extent any such reimbursement obligations relate to trade payables in the ordinary course of business and such obligations are satisfied within 30 days of incurrence), (iv) representing Capital Lease Obligations (as defined below), (v) representing the balance deferred and unpaid of the purchase price of any property due more than one year after such property is acquired, (vi) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary, any preferred stock (but excluding, in each case, any accrued dividends), (vii) representing any Hedging Obligations, (viii) the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; and (ix) the principal component of Indebtedness of other Persons to the extent guaranteed by such Person;

“Permitted Business” means (i) any businesses, services or activities engaged in by the Issuer or any of the Restricted Group on the initial Closing Date and (ii) the business, services or activities that are related or complementary to owning, developing, maintaining, repairing, operating and/or leasing hostels, hotels and other forms of short term and/or long term lodging facilities, the provision of food and/or beverages at such properties, and any business or activity relating to, arising from, or necessary, appropriate or incidental to the foregoing activities; and

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or government or other entity.

r.	There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the actual knowledge of the Issuer, without inquiry, threatened against of affecting the Issuer (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Transaction Document or the Securities.

s.	The Issuer and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Issuer believes to be prudent and customary in the businesses in which the Issuer and its subsidiaries are engaged.

t.	The Issuer and each member of the Restricted Group has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except, (i) taxes that are being contested in good faith by appropriate proceedings and for which the Issuer or such subsidiary, as appliable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

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u.	Subject to the material weaknesses identified in the Issuer’s 2022 annual report on Form 20-F filed by the Issuer on April 28, 2023, (i) the Issuer maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (ii) the Issuer maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Issuer in reports it filed or submits under the Exchange Act and under the Companies Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Companies Act, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Issuer in the reports it files or submits under the Exchange Act and the Companies Act 2006 is accumulated and communicated to the Issuer’s management.

v.	The Issuer is eligible to register its Ordinary Shares for resale on Form F-1.

w.	The Issuer has not, and to its knowledge no on acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Issuer to facilitate the sale or resale of the Securities.

x.	The Issuer acknowledges that its obligations to issue the Securities pursuant to the terms of this Subscription Agreement in accordance with the Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Issuer.

y.	All disclosure provided to the Investor regarding the Issuer and its subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Issuer or any of its subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Issuer acknowledges and agrees that the Investor does not make or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 5.

z.	The Issuer has implemented and maintains in effect policies and procedures designed to ensure compliance by the Issuer, its subsidiaries and their respective officers, directors, employees and agents with Anti-Corruption Laws and applicable economic, trade or financial sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by (a) the United States government, (b) the United Nations, (c) the European Union and any EU member state, (d) the United Kingdom, (e) the respective Governmental Authorities of any of the foregoing, including without limitation, OFAC, the United States Department of State and His Majesty’s Treasury (“Sanctions”), and the Issuer, its subsidiaries and their respective officers and directors and, to the knowledge of the Issuer, its employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Issuer being designated as a Restricted Person. No issuance of the Securities or the use of proceeds, the transactions contemplated hereby and by the Transaction Documents will violate Anti-Corruption Laws or applicable Sanctions. “Restricted Person” means: (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC, or any other list of prohibited or restricted parties promulgated by OFAC, the Department of Commerce, or the Department of State (“OFAC Sanctions Lists”), or a person or entity prohibited or restricted by any OFAC sanctions program, or a person or entity whose property and interests in property subject to U.S. jurisdiction are otherwise blocked under any U.S. laws, Executive Orders or regulations, (ii) a person or entity listed on the Sectoral Sanctions Identifications (“SSI”) List maintained by OFAC or otherwise determined by OFAC to be subject to one or more of the Directives issued under Executive Order 13662 of March 20, 2014, or on any other of the OFAC Sanctions Lists, (iii) an entity owned, directly or indirectly, individually or in the aggregate, 50 percent or more by, acting on behalf of, or controlled by, one or more persons described in subsections (i) or (ii), (iv) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Myanmar, Venezuela, Syria, the Crimea and the non-government controlled areas of the Zaporizhzhia and Kherson Regions of Ukraine and the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic regions of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (v) a person or entity named on the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) Denied Persons List, Entity List, or Unverified List (“BIS Lists”), (vi) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (vii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (vii), a “Restricted Person”).

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aa.	There are no material disagreements of any kind presently existing, or reasonably anticipated by the Issuer to arise, between the Issuer and the accountants formerly or presently employed by the Issuer. The Issuer’s position with respect to any fees owed to its accountants could not reasonably be expected to affect the Issuer’s ability to perform any of its obligations under any of the Transaction Documents.

6.	Investor Representations and Warranties. The Investor represents and warrants to the Issuer as of the Signing Date and on each Closing Date that:

a.	At the time the Investor was offered the Securities, it was, and as of the date hereof and as of each Closing Date is (i)not a U.S. person and located offshore (as such terms are defined in Regulation S under the Securities Act) (ii) is acquiring the Securities only for its own account and not for the account of others, or if the Investor is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view to, or for offer or resale in connection with, any public sale or distribution thereof in violation of the Securities Act (provided, however, that by making the representations herein, the Investor does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to an effective registration statement under the Securities Act or an exemption from such registration and in compliance with the applicable U.S. federal and state securities laws). The Investor is not an entity formed for the specific purpose of acquiring the Securities.

b.	The Investor acknowledges and agrees that the Securities are being offered in an offshore transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Securities have not been registered under the Securities Act or any U.S. state securities laws. The Investor acknowledges and agrees, except as otherwise provided herein, that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act and any other applicable U.S. state securities laws (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S) or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Securities shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Monthly Securities for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

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c.	The Investor acknowledges and agrees that the Investor is subscribing for and purchasing the Securities from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement. As used herein, the term “control persons” has the meaning ascribed to such term in Section 405 of the Securities Act.

d.	The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.	The Investor acknowledges and agrees that the Investor has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Securities, including, without limitation, with respect to the Issuer and the business of the Issuer and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Securities. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

f.	The Investor became aware of this offering of the Securities solely by means of direct contact between the Investor and the Issuer, and the Securities were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means. Solely with respect to itself, the Investor acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising or any directed selling efforts (within the meaning of Regulation S) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

g.	The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities (including, without limitation, the risks set out in the Issuer’s 2022 annual report on Form 20-F filed with the SEC on April 28, 2023). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.	Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer.

i.	In making its decision to purchase the Monthly Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information about the Issuer or the offer of the Monthly Securities provided by or on behalf of any bankers, counsel or advisors to the Issuer or its affiliates.

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j.	The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

k.	The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its formation papers, bylaws, or partnership or operating agreement, as may be applicable ,except, in each case, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations under this Subscription Agreement. The Subscription Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, and assuming this Subscription Agreement constitutes a valid and binding agreement of the Issuer, is enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

l.	The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by OFAC or in any OFAC Sanctions Lists, or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC Sanctions Lists. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Securities were legally derived.

m.	The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement.

n.	The Investor has, and on each Closing Date will have, sufficient funds to pay the Subscription Amount pursuant to Section 2 above.

7.	Covenants.

a.	The Investor shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein. The Issuer shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein.

b.	The Issuer acknowledges and agrees that the Securities may, subject to applicable law, be pledged by the Investor in connection with a bona fide margin agreement or other loan financing arrangement that is secured by the Securities. The Issuer hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Investor.

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c.	Until the date (i) on which the Securities are no longer outstanding and the Investor no longer holds any registrable securities of the Issuer to be registered pursuant to the Registration Rights Agreement or (ii) if the Issuer has been directed by the Investor to do so, until the date that the SEC has confirmed the termination of the Issuer’s reporting obligations following a filing by the Issuer of Form 15F, certifying that it meets the requirements for termination of its reporting obligations under Rule 12h-5 (collectively, the “Reporting Period”), the Issuer shall use its reasonable best efforts to timely file all reports required to be filed with the SEC pursuant to the Exchange Act.

d.	The Issuer shall procure that it is in compliance with the listing requirements of the Principal Market before expiration of the grace period under the rules of the Principal Market.

e.	None of the Issuer, its subsidiaries, their affiliates nor any person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the Securities Act.

f.	The Issuer shall use its best efforts to obtain the Shareholder Approvals (which proposal shall include a recommendation by the Issuer’s board of directors in favor of the approval of such proposal) no later than March 31, 2024.

g.	The Issuer shall use its best efforts to cause the shareholders of the Issuer to pass in a general meeting resolutions to approve a reverse stock split of the Ordinary Shares to regain compliance with the minimum bid price requirement for continued listing on the Principal Market (which proposal shall include a recommendation by the Issuer’s board of directors in favor of the approval of such proposal) no later than March 31, 2024, provided that the Issuer shall have a further 90 days from the date of receipt of such shareholder approval to implement the reverse stock split.

h.	Promptly after each of the initial Closing and the two subsequent Closings, as applicable, the Issuer shall consummate the investments into FutureLearn as outlined in Annex A attached hereto.

i.	The Issuer shall apply the Issuer Net Amount exclusively for sales, marketing and commercial costs. The Issuer shall, in respect of the application by the Issuer of each Monthly Subscription Amount which forms part of the Issuer Net Amount, provide a budget to the Investor prior to the month in which such Monthly Subscription Amount is due to be paid in accordance with this Agreement, such budget setting out the intended use of the relevant Monthly Subscription Amount in a level of detail satisfactory to the Investor (acting reasonably) (each, a “Monthly Budget”). If the amount of any relevant Monthly Subscription Amount is not, by the end of the month following the month in which the relevant Monthly Subscription Amount has been paid, applied in full in accordance with the relevant Monthly Budget (without the consent of the Investor), the Investor shall be entitled to delay payment of the following Monthly Subscription Amount(s) until such time as the prior Monthly Subscription Amount(s) have been fully utilized by the Issuer in accordance with the relevant Monthly Budget(s). The Issuer and Investor shall each appoint one authorised representative who shall be designated to, and have all such necessary authority on behalf of the Investor and Issuer (as applicable), to agree on Monthly Budgets and provide approvals on behalf of each of the Issuer and Investor for the purposes of this section.

8.	Termination. This Subscription Agreement shall be capable of termination and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, in the following circumstances: (i) with the mutual written agreement of each of the Investor and the Issuer; or (ii) the occurrence of a material breach by a party, which material breach is not cured by such party within a period of five (5) business days after notice of the breach has been provided to it (each a “Termination Event”), in which case the non-breaching party shall be entitled to terminate this Subscription Agreement following such failure to cure the material breach; provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Investor to or on behalf of the Issuer in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.

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9.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Securities acquired hereunder) may be transferred or assigned without the prior written consent of the parties hereto.

b.	The Issuer may request from the Investor such additional information as the Issuer may deem necessary or advisable to register the resale of the Securities, and evaluate the eligibility of the Investor to acquire the Securities, and the Investor shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report, or a registration statement of the Issuer.

c.	The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to any Securities or any securities of Issuer or any instrument exchangeable for or convertible into any Securities or any securities of Issuer prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

d.	The agreements, representations and warranties made by the Issuer in this Subscription Agreement shall survive each Closing Date.

e.	This Subscription Agreement may not be terminated other than pursuant to the terms of Section 8 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

f.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

g.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

h.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

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i.	Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to the Issuer.

j.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, AND THE UNITED STATES DISTRICT COURT, LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 9(j) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(j).

10.	Disclosure. The Issuer may, if it deems appropriate within four (4) business days following the date of this Subscription Agreement, issue one or more press releases and/or file with the SEC a report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, or employees or agents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Osprey International Limited

By:	/s/ GIORGOS GEORGIOU

Print name:	Giorgos Georgiou

Title:	Director

Date:	25 January 2024

Address:	9E, Foti Pitta, 1065, Nicosia, Cyprus

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IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.

Selina Hospitality PLC

By:	/s/ RAFAEL MUSERI

Print name:	Rafael Museri

Title:	CEO

Date:	25 January 2024

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EXHIBIT A

REGISTRATION RIGHTS AGREEMENT

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EXHIBIT B

INVESTOR’S RIGHTS AGREEMENT

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EXHIBIT C

GROUP DEBT AS OF SEPTEMBER 30, 2023

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ANNEX A

PAYMENT SCHEDULE

Initial Subscription

Investor amount payable to the Issuer (US$) (Gross)	Initial Subscribed Shares	FutureLearn Amount (US$)
4,000,000	20,000,000	3,333,333.33

Monthly Subscription

Month	Investor amount payable to the Issuer (US$) (Gross)	Monthly Subscribed Shares	FutureLearn Amount (US$)
1	1,000,000	5,000,000	333,333.33
2	1,000,000	5,000,000	333,333.33
3	666,667	3,333,335	N/A
4	666,667	3,333,335	N/A
5	666,667	3,333,335	N/A
6	666,667	3,333,335	N/A
7	666,667	3,333,335	N/A
8	666,667	3,333,335	N/A
9	666,666	3,333,330	N/A
10	666,666	3,333,330	N/A
11	666,666	3,333,330	N/A

	Investor amount payable to the Issuer (US$) (Gross)	Subscribed Shares	FutureLearn Amount (US$)
TOTAL:	$12,000,000	60,000,000	$4,000,000

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ANNEX B

INSTRUMENTS AND AGREEMENTS

2026 Notes

1.	Indenture in respect of $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026, dated as of October 27, 2002, between Selina Hospitality plc and Wilmington Trust, National Association, as trustee, as amended

Dorado - Australia

2.	Facility agreement for up to $5.5 million, dated November 8, 2021, among Selina Holding Australia Pty Ltd and certain of its subsidiaries, Selina Hospitality PLC, as guarantor, and Dorado Direct Investment 21 Pty Ltd, as trustee, as amended

IDB – Latin America

3.	Loan agreement for up to $50.0 million, dated November 20, 2020, among Selina Global Services Spain S.L., as the borrower, Selina Operation One (1) S.A., and Inter-American Investment Corporation, as amended

Arcstone – United Kingdom, Portugal, Austria and United States

4.	Facility agreement between Selina Operations Midlands Ltd, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated December 4, 2019 in respect of the property known as 56-60 Mount Pleasant, Liverpool, L3 5SH, United Kingdom

5.	Facility agreement between Selina Operations Midlands Ltd, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated December 4, 2019 in respect of the property known as 42-44 (Odd) Oldham Street, 17-21 (even) Hilton Street and 37 Spear Street, Manchester, United Kingdom

6.	Facility agreement between Selina Operations Midlands Ltd, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated December 4, 2019 in respect of the property known as 50 Newton Street, Manchester, M1 2EA, United Kingdom

7.	Facility agreement between Selina Operations Midlands Ltd, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated December 4, 2019 in respect of the property known as 89-95 Livery Street, Birmingham, B3 1RN, United Kingdom

8.	Facility agreement between Seli-na Operation Lisboa RF Unipessoal LDA, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated January 10, 2020 in respect of the property known as Beco do Carrasco no1, 1200-096, Lisboa, Portugal

9.	Facility agreement between Seli-na Operation Porto Unipessoal LDA, as borrower, and Arcstone Loan Notes Portfolio 1 Limited, as lender, dated January 10, 2020 in respect of the property known as Rua das Oliveiras, nos 61 a 65 Porto, Portugal

10.	Facility agreement between Selina Operation Brighton Ltd., as borrower, and Arcstone Portfolio 2 Limited, as lender, dated February 7, 2020 in respect of the property known as 135 Kings Road, Brighton, BN1 2HX, United Kingdom

11.	Facility agreement between Seli-na Operation Ericeira Unipessoal LDA, as borrower, and Arcstone Portfolio 2 Limited, as lender, dated February 21, 2020 in respect of the property known as Rua da Boavista, EN 116, Municipality of Mafra

12.	Facility agreement between Seli-na Operation Peniche Unipessoal LDA, as borrower, and Arcstone Portfolio 2 Limited, as lender, dated February 21, 2020 in respect of the property known as Casais do Baleal, Avenida do Mar no 100, Ferrel, Peniche, Portugal

13.	Facility agreement between Seli-na Operation Vila Nova Unipessoal LDA, as borrower, and Arcstone Portfolio 2 Limited, as lender, dated February 21, 2020 in respect of the property known as Rua do Caris, 9, 7645-242, Vila Nova de Milfontes, Odemira, Portugal

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14.	Facility agreement between Selina Operation Bad Gastein GMBH, as borrower, and Arcstone Portfolio 3 Limited, as lender, dated July 31, 2020 in respect of the property known as Kaiser Franz Josef-Strasse 6, 5640 Bad Gastein, Austria

15.	Facility agreement between Selina Operation Camden Ltd., as borrower, and Arcstone Portfolio 3 Limited, as lender, dated July 31, 2020 in respect of the property known as 88-89 Chalk Farm Road, London NW1 8AR, United Kingdom

16.	Facility agreement between Selina Operation NY Ave, LLC, as borrower, and Arcstone Holdings Limited, as lender, dated April 25, 2022 in respect of the property known as 411 New York Avenue, N.E., Washington, D.C., United States

Mogno Capital - Brazil

17.	The series one debentures issued pursuant to the Series One Debentures Indenture (Instrumento Particular de Escritura da 1ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária com Garantia Adicional Corporativa, em Duas Séries], para Colocação Privada, da Selina Brazil Hospitalidade S.A.), dated November 25, 2019, among Selina Brazil Hospitalidade S.A., as issuer, and Gaia Securitizadora S.A., as trustee (Debenturista), as amended

18.	The series two debentures issued pursuant to the Series Two Debentures Indenture (Instrumento Particular de Escritura da 2ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária com Garantia Adicional Corporativa, em Duas Séries, para Colocação Privada, da Selina Brazil Hospitalidade S.A.), dated July 27, 2020, among Selina Brazil Hospitalidade S.A., as issuer, and Gaia Securitizadora S.A., as trustee (Debenturista), as amended

19.	The series three debentures issued pursuant to the Series Three Debentures Indenture (Instrumento Particular de Escritura da 3ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Corporativa, em Quatro Séries, para Colocação Privada, da Selina Brazil Hospitalidade S.A.), dated November 23 2020, among Selina Brazil Hospitalidade S.A., as issuer, and Gaia Securitizadora S.A., as trustee (Debenturista), as amended

20.	The series four debentures issued pursuant to the Series Four Debentures Indenture (Instrumento Particular de Escritura da 4ª Emissão de Debêntures Simples, Não Conversíveis em Ações, da Espécie Quirografária, com Garantia Adicional Corporativa, em Seis Séries, para Colocação Privada, da Selina Brazil Hospitalidade S.A.), dated October 27, 2021, among Selina Brazil Hospitalidade S.A., as issuer, and Planeta Securitizadora S.A., as trustee (Debenturista), as amended

21.	Joint Venture Agreement entered on September 30, 2019, among Selina Brazil Hospitalidade S.A. and Mogno Capital Investimentos Ltda. for real estate development and financing Selina projects in Brazil, with additional corporate guarantee, as amended

Brazil - Bank Loan Agreement Santander

22.	Bank credit note issued in the amount of US$300,000 pursuant to the loan agreement dated May 19, 2023, among Selina Operation Hospedagem Ltda., as issuer, and Santander Bank, as the creditor (com garantia adicional no âmbito do Programa Emergencial de Acesso a Crédito (“PEAC”) administrado pelo BNDES - Banco Nacional de Desenvolvimento)

Nuvei – Global payment processing

23.	Merchant services agreement dated December 15, 2021, between Selina Hospitalty PLC and Nuvei Limited, as amended

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